

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 19, 2009

Mr. Brian C. Irwin
Chief Financial Officer
Brazauro Resources Corporation
16360 Park Ten Place, Suite 217
Houston, Texas 77084

      Re: **Brazauro Resources Corporation**
              Form 20-F for Fiscal Year Ended January 31, 2008
              Filed May 30, 2008
              Response Letter Dated February 12, 2009
              File No. 000-21968

Dear Mr. Irwin:

     We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                            Sincerely,

                            Jill Davis
                            Branch Chief